February 23, 2009
Mr. Jeffrey Riedler
Assistant Director
Mail Stop 6010
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Matrixx Initiatives, Inc. Form 10-K for Fiscal Year Ended March 31, 2008 Definitive Proxy Statement on Schedule 14A File No. 001-31404
Dear Mr. Riedler,
Thank you for your comment letter dated February 6, 2009. Set forth below is the response of Matrixx Initiatives, Inc. (the “Company”) to your comments relating to its Form 10-K for the fiscal year ended March 31, 2008 (the “Form 10-K”) and its Schedule 14A (the “Proxy Statement”). For ease of reference each of the comments from your letter has been included below with our response following.
Form 10-K for the year ended March 31, 2008
Item 1. Business, page 4
Customers, page 7
1. We note that Wal-Mart, Walgreens and CVS accounted for 23%, 13% and 12%, respectively, of your net sales in fiscal 2008. Therefore, it appears that your business may be substantially dependent on the agreements you have with these parties. Please file the agreements with these parties as exhibits to your filing and describe the material terms of the agreements in the Business section, or, alternatively, please provide us with an analysis supporting your determination that your business is not substantially dependent on these agreements.
Company’s Response:
We do not have formal agreements with any of our customers. Anyone wishing to purchase our products must contact us directly and (1) obtain a current pricing list and payment terms for our products, and (2) complete a standard credit application, if applicable. Should a customer wish to place an order with us, the customer submits purchase orders to us in the ordinary course, after which we either (a) accept the purchase order as written, ship the product ordered and invoice at the price stated in the purchase order, or (b) reject the order. To summarize, our agreements with customers consist of a series of individual purchase orders.
While we do not have formal agreements with any of our customers, our business is substantially dependent on a small group of national retailers. We believe that we have sufficiently disclosed our dependence on those retailers in the “Customers” section of Item 1 of our Form 10-K, as required by Item 101(c)(vii) of Regulation S-K.
Definitive Proxy Statement on Schedule 14A
Compensation Discussion and Analysis, page 15
What are the elements of the Company’s compensation program?, page 17
2. We note that Mr. Marini received in fiscal 2008 a base salary and quarterly sales commissions, which were paid if predetermined sales targets were met. Please revise your discussion to describe the predetermined sales targets and to indicate whether those sales targets were met.
Company’s Response:
The column entitled “Non-Equity Incentive Plan Compensation” in the Summary Compensation Table on page 21 of the Proxy Statement includes the commissions paid to Mr. Marini based on quarterly sales targets that were part of our overall annual plan approved by the Board of Directors. The predetermined sales targets were as follows:

	Sales	Target
Fiscal Quarter Ended	Target	Met	Payout
June 30, 2007	$8,442,000	No	$7,500
September 30, 2007	$29,449,000	No	$26,163
December 31, 2007	$51,165,000	No	$45,455
March 31, 2008	$23,505,000	Yes	$20,882
In future filings we will disclose separately in a footnote the amounts for commissions and year-end bonuses, if applicable. Please be advised, however, that, effective in fiscal 2009, Mr. Marini’s compensation no longer includes commissions.

In connection with this response, we acknowledge the following:
•	We are responsible for the adequacy and accuracy of the disclosure in the filing.

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.
Please contact me at (602) 385-8859 if you have any questions regarding these responses.

Regards,
/s/ William J. Hemelt
William J. Hemelt
Chief Financial Officer Matrixx Initiatives, Inc.

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